Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

02 AUG 22 AM 10: 23


HONGKONG ELECTRIC
GROUP

02049406

9th August 2002

Securities & Exchange C
Office of International
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Interim results for the half year ended 30th June 2002 dated 8th August 2002

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,
For and on behalf of
HONGKONG ELECTRIC HOLDINGS LTD.
香港電燈集團有限公司

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

c.c. Mr. Jonathan Lemberg
Messrs. Morrison & Foerster (H.K.)

S.C.M.P.

9.8.2002



Hongkong Electric Holdings Limited
香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

2002 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group, after tax and Scheme of Control transfers, for the first six months of 2002 amounted to HK$2,418 million, a reduction of 1.8% compared to the same period last year. The profits from the Group's local activities increased from $2,026 million to $2,252 million mainly due to a significant reduction in interest charges compared to the same period last year. However, this increase was more than offset by a decrease in profits from overseas activities from $437 million to $166 million. While the Group's businesses in Australia continue to perform well and exceed expectations, the profit reduction is due to the recording of an exceptional one-off gain arising from the sale of the retail division of Powercor Australia Limited in the first half of 2001.

Interim Dividend

The Directors have today declared an interim dividend of 58 cents (2001: 56 cents) per share payable to shareholders whose names appear in the Company's Register of Members on 26th September 2002.

The Register of Members will be closed from 19th September 2002 to 26th September 2002 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 18th September 2002.

Operations

Electricity unit sales for the six months to 30th June 2002 increased by 1.4% over the same period last year, with growth in domestic consumption of 3.2% being recorded. However, unit sales to the commercial sector grew by only 1.4% having been affected by the continuing sluggish economic conditions, as were unit sales to the industrial sector which declined by 5.2%.

Good progress has been made on the site formation work for the extension of the Lamma Power Station with construction of the seawall being almost complete. Piling work for the first 300 MW power unit has started, and superstructure work is scheduled to commence in December. Overall progress of the Lamma project continues to achieve its tight schedule.

The conversion of two existing gas turbines into a combined cycle unit was completed on 1st June, generating an additional 115 MW of power with the same fuel input by recovering waste heat energy. This improvement in fuel efficiency will benefit our consumers.

Both Powercor Australia Limited and ETSA Utilities, owned equally with Cheung Kong Infrastructure Holdings Limited (CKI), continue to perform well. The regulated framework within which these businesses operate provides a high degree of certainty as regards cash flow and profits.

In keeping with the Group's strategy to invest in electricity related businesses offering acceptable risk levels and steady margins, the Group, jointly with CKI, reached agreement to acquire CitiPower I Pty Ltd. (CitiPower) on 19th July 2002 for A$1,418 million (approximately HK$6.2 billion). CitiPower is the regulated monopoly electricity distribution business which serves the central business district of Melbourne and its densely populated inner suburbs. This acquisition, due for completion by 31st August 2002, consolidates the Group's position as an equal partner in the largest electricity distribution business in Australia with more than 1.65 million customers.

Outlook

While the slowdown in the completion of some major new buildings and property projects has hampered electricity sales growth to the commercial sector resulting in only 1.4% growth during the first half, the 3.2% increase in domestic consumption confirms our experience that demand for electricity in Hong Kong will continue to rise in line with our long term projections.

We will continue to invest in improving and expanding our transmission and distribution system to ensure that we maintain our high reliability of supply of 99.999% which Hong Kong requires as a world class city and a leading financial and commercial centre; while at the same time continuing to improve our operating efficiencies and productivity.

The recently announced acquisition of CitiPower in Melbourne, Australia is a further positive step in our overseas expansion plans. The Group will continue to examine other electricity related business opportunities in countries and in segments of the market which offer attractive returns at acceptable levels of risk.

George C. Magnus
Chairman

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the period amounted to HK$1,596 million, which was primarily funded by cash from operations and bank loans. As at 30th June 2002, total external borrowings were HK$15,659 million (at 31st December 2001: HK$14,338 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$4,253 million (at 31st December 2001: HK$5,744 million). Gearing ratio (net debt/ shareholders' funds) at 30th June 2002 was 46% (at 31st December 2001: 41%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for future development. In addition, currency and interest risks are actively managed on a conservative basis.

As at 30th June 2002, external borrowings of the Group amounted to HK$15,659 million with the following profile:

(1) 70% was either denominated or effectively hedged into Hong Kong dollars and 29% was denominated in Australian dollars;

(2) 65% was bank loans, 27% was capital market instruments and 8% was suppliers' credits;

(3) 82% was repayable between 2 to 5 years and 9% was repayable beyond 5 years;

(4) 77% was fixed or capped rate based.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure, other than US dollars, is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2002, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by maintaining a substantial portion of the Group's debt portfolio in fixed rate. This is achieved either directly by means of fixed rate debt issues or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 30th June 2002 amounted to HK$14,244 million (at 31st December 2001: HK$14,034 million) equivalent.

Contingent Liabilities

At 30th June 2002, the Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to HK$42 million (at 31st December 2001: HK$40 million).

At 30th June 2002, the Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$9,924 million (at 31st December 2001: HK$8,587 million) equivalent. Out of this amount HK$9,075 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2002, excluding directors' emoluments, amounted to HK$534 million (2001: HK$542 million). As at 30th June 2002, the Group employed 2,286 (2001: 2,342) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2002

	Note	Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Turnover	2	5,156	4,909
Direct costs		(1,798)	(1,750)
		3,358	3,159
Other revenue and net income		342	308
Other operating costs		(270)	(227)
Finance costs		(261)	(393)
Operating profit	3	3,169	2,847
Share of results of associates		99	346
Profit before taxation		3,268	3,193
Taxation	4		
The Company and its subsidiaries			
Hong Kong		(405)	(305)
Associates – overseas		(25)	—
Profit after taxation		2,838	2,888
Scheme of Control transfers to:	5		
Development Fund		(417)	(417)
Rate Reduction Reserve		(3)	(8)
		(420)	(425)
Profit attributable to shareholders			
Local activities		2,252	2,026
Overseas activities		166	437
Total		2,418	2,463
Proposed interim dividend		1,238	1,195
Earnings per share	6	113 cents	115 cents
Proposed interim dividend per share		58 cents	56 cents

Notes:

1. The interim financial report is unaudited, but has been reviewed by the Audit Committee.

2. The analysis of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)	Operating profit Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Principal activities				
Sales of electricity and its related income	5,127	4,871	3,104	2,948
Technical service fees	29	38	11	14
Unallocated & other items	—	—	70	—
	5,156	4,909	3,185	2,962
Interest income			259	291
Finance costs			(261)	(393)
Unallocated group expenses			(14)	(13)
Operating profit			3,169	2,847

Geographical locations of operations

	Turnover Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Hong Kong	5,144	4,894
Rest of Asia, Middle East and Australia	12	15
	5,156	4,909

3. Operating Profit

Operating profit is shown after charging/(crediting):

	Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Depreciation	815	765
Net realised gain on disposal of listed securities	(54)	—

4. Hong Kong profits tax has been provided for at the rate of 16% (2001: 16%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

5. The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

6. The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,418 million (2001: HK$2,463 million) and on 2,134,261,654 shares (2001: 2,134,261,654 shares) in issue during the period.

7. Certain comparative figures have been reclassified to conform to the current financial period's presentation.

8. A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of


HONGKONG ELECTRIC GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司

(在香港註冊成立之有限公司)

二零零二年中期業績

董事局主席報告

中期業績

二零零二年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十四億一千八百萬元，較去年同期減少百分之一點八。由於集團利息支出較去年同期大幅減少，集團香港業務之盈利由二十億二千六百萬元增加至二十二億五千二百萬元。惟集團海外業務盈利則由四億三千七百萬元減少至一億六千六百萬元，減幅更超逾以上增長。集團之澳洲業務繼續表現良好，並超越預期水平，是次盈利減少，乃由於集團於二零零一年上半年出售Powercor Australia Limited旗下之電力零售業務，獲取一次過特殊收益所致。

中期息

董事局宣佈派發中期息每股五角八分（二零零一年為五角六分）予二零零二年九月二十六日已登記在股東名冊之股份持有人。

本公司將於二零零二年九月十九日至二零零二年九月二十六日（首尾兩天包括在內）停止辦理過戶手續。凡擬收取中期息之人士，須於二零零二年九月十八日下午四時前向股權登記處辦理過戶手續。

業務

截至二零零二年六月三十日止之六個月，整體售電量較去年同期上升百分之一點四。期間，家庭售電量錄得百分之三點二增長。因經濟不景持續，商業售電量只增長百分之一點四；而工業售電量則下降百分之五點二。

擴建南丫發電廠的地盤平整工程取得良好進展，海堤的建築工程亦已接近完工階段。首台三百兆瓦發電機組的打樁工程經已展開，上層建築亦計劃於十二月開始施工。雖然時間緊逼但整體工程仍如期進行。

將現有兩台燃氣輪機改裝成連合循環式機組的工程已於六月一日完工，利用回收餘熱，在無需耗用額外燃料的情況下，多生產一百一十五兆瓦電力，燃料效率的提升將令客戶受惠。

集團與長江基建集團有限公司（長江基建）持有相同權益之Powercor Australia Limited及ETSA Utilities繼續表現良好。在當地監管架構下，有關業務的營運為集團帶來十分可靠的現金收益及盈利。

為貫徹集團之策略，選擇性投資於風險在可接受水平而回報穩定的電力有關項目，集團聯同長江基建於二零零二年七月十九日，以澳幣十四億一千八百萬元（約港幣六十二億元）收購CitiPower I Pty Ltd.（CitiPower）。CitiPower為墨爾本受監管的專營配電商，服務當地商業中心區及人煙稠密的市郊一帶。此項收購預期於二零零二年八月三十一日或之前完成有關程序。交易完成後，集團與長江基建將以相同權益持有澳洲最大配電業務，客戶總數超逾一百六十五萬。

展望

由於部份主要建築物及物業項目的工程進度有所放緩，商業售電量在今年首半年只錄得百分之一點四的增幅。但家庭售電量則上升百分之三點二，印證電力需求仍將符合集團對有關數據的長遠預測而繼續上升。

集團在提高營運效率及生產力的同時，將繼續投資改善及擴建輸配電系統，以維持百分之九十九點九九九的供電可靠程度，確保香港作為世界級城市及主要金融及商業中心的地位。

最近公佈收購澳洲墨爾本CitiPower貫徹集團進一步擴展其海外業務。集團將繼續在可獲取高盈利而風險在可接受水平的國家和市場物色投資電力有關業務的機會。

主席
麥理思

香港，二零零二年八月八日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團於期內之資本開支為港幣十五億九千六百萬元，該資本開支主要以營運現金及銀行貸款支付。於二零零二年六月三十日，集團向外貸款總額為港幣一百五十六億五千九百萬元（於二零零一年十二月三十一日為港幣一百四十三億三千八百萬元），包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務証券。此外，集團已承擔但未動用之信貸總額為港幣四十二億五千三百萬元（於二零零一年十二月三十一日為港幣五十七億四千四百萬元）。於二零零二年六月三十日，集團之資本負債比率（淨負債／股東資金）為百分之四十六（於二零零一年十二月三十一日為百分之四十一）。

庫務政策及資本結構

集團繼續確保以不同種類而又優越的財務資源提供業務所需資金，及運用已承擔之信貸安排，提供未來業務發展之資金需求。並且在穩健的基礎上靈活地管理外匯和利率風險。

於二零零二年六月三十日，集團向外貸款為港幣一百五十六億五千九百萬元，其結構如下：

(一) 百分之七十以港元為單位或透過外匯對沖為港元及百分之二十九以澳元為單位；

(二) 百分之六十五為銀行貸款，百分之二十七為資本市場工具及百分之八為供應商信貸；

(三) 百分之八十二貸款償還期為二至五年而百分之九貸款償還期超越五年；

(四) 百分之七十七為定息或上限息類別。

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零二年六月三十日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團繼續將大部份的債項組合維持為定息債務以管理利率風險。集團藉著直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。於二零零二年六月三十日，未履行的衍生工具合約名義總額為港幣等值一百四十二億四千四百萬元（於二零零一年十二月三十一日為港幣一百四十億三千四百萬元）。

或有債務

於二零零二年六月三十日，本公司就給予聯營公司的銀行備用信貸而向銀行發出履行擔保及知悉書合共港幣四千二百萬元（於二零零一年十二月三十一日為港幣四千萬元）。

於二零零二年六月三十日，本公司就附屬公司之銀行及其他借款和附屬公司的財務承擔合共港幣等值九十九億二千四百萬元（於二零零一年十二月三十一日為港幣八十五億八千七百萬元）而作出擔保及反賠償保證。在該或有債務中，港幣九十億七千五百萬元已顯示在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零二年六月三十日止之六個月期內，除董事酬金外，集團對員工的薪酬總支出達港幣五億三千四百萬元（二零零一年為港幣五億四千二百萬元）。於二零零二年六月三十日，集團長期僱員人數為二千二百八十六名（二零零一年為二千三百四十二名）。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、先進技術及各樣與工作相關的訓練課程，藉此增加員工的技術和知識。

未經審核綜合損益表
截至二零零二年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零二年（港幣百萬元計）	二零零一年（港幣百萬元計）
營業額	二	5,156	4,909
直接成本		(1,798)	(1,750)
		3,358	3,159
其他收入及收益淨額		342	308
其他營運成本		(270)	(227)
財務成本		(261)	(393)
經營溢利	三	3,169	2,847
所佔聯營公司之損益		99	346
除稅前溢利		3,268	3,193
稅項：	四		
本公司及其附屬公司 — 香港		(405)	(305)
聯營公司 — 海外		(25)	—
除稅後溢利		2,838	2,888
管制計劃調撥	五		
撥入：			
發展基金		(417)	(417)
減費儲備		(3)	(8)
		(420)	(425)
股東應得溢利			
香港業務		2,252	2,026
海外業務		166	437
總數		2,418	2,463
擬派中期股息		1,238	1,195
每股溢利	六	113分	115分
每股擬派中期股息		58分	56分

附註：

一、 本中期財務報告乃未經審核，但已由審計委員會作出審閱。

二、 本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月 二零零二年（港幣百萬元計）	二零零一年（港幣百萬元計）	經營溢利 截至六月三十日止之六個月 二零零二年（港幣百萬元計）	二零零一年（港幣百萬元計）
主要業務				
電力銷售及電力有關收入	5,127	4,871	3,104	2,948
技術服務收入	29	38	11	14
未分配及其他項目	—	—	70	—
	5,156	4,909	3,185	2,962
利息收入			259	291
財務成本			(261)	(393)
未分配的集團支出			(14)	(13)
經營溢利			3,169	2,847

經營地區	營業額 截至六月三十日止之六個月 二零零二年（港幣百萬元計）	二零零一年（港幣百萬元計）
香港	5,144	4,894
[illegible]	[illegible]	[illegible]
	5,156	4,909

三、 經營溢利

經營溢利已扣除／（計入）下列項目：

	截至六月三十日止之六個月 二零零二年（港幣百萬元計）	二零零一年（港幣百萬元計）
折舊	815	765
投資上市證券已實現收益淨額	(54)	—

四、 香港利得稅準備乃按照期內估計應課稅溢利以稅率百分之十六（二零零一年為百分之十六）計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

五、 管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之待實數目只能於年底結算時根據管制計劃確定。

六、 每股溢利乃按照股東應得溢利港幣二十四億一千八百萬元（二零零一年為港幣二十四億六千三百萬元）及本期內已發行股數2,134,261,654股（二零零一年為2,134,261,654股）計算。

七、 為配合本期財務報告之呈報形式之需要，若干比較數字已作適當調整。

八、 載有香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第四十六（一）至四十六（六）段所規定之全部資料之詳細業績公佈將於稍後時間在本公司之網頁(www.hec.com.hk)及聯交所之網頁(www.hkex.com.hk)上刊登。